

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2013

Via E-mail
Mary Byra
Principal Financial Officer
FactorShares 2X: Gold Bull/S&P500 Bear
FactorShares 2X: Oil Bull/S&P500 Bear
c/o Factor Capital Management LLC
25 Deforest Avenue
Summit, NJ 07901

> **Re:** **FactorShares 2X: Gold Bull/S&P500 Bear**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed March 26, 2013**
> **File No. 1-35091**
>
> **FactorShares 2X: Oil Bull/S&P500 Bear**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed March 26, 2013**
> **File No. 1-35090**

Dear Ms. Byra:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Please apply the comments noted below to the financial statements of both Funds listed above.

FactorShares 2X: Gold Bull/S&P500 Bear
FactorShares 2X: Oil Bull/S&P500 Bear

Form 10-K for fiscal year ended December 31, 2012

General

1.   In future Exchange Act reports, please identify your authorized participants.

2.   In future Exchange Act reports, please include a discussion on contango and backwardation. For example, please discuss whether the futures market for the commodities that comprise your Index have been in contango or backwardation and any effect that this may have had upon the Fund's performance.

Item 1. Business

Regulation

3.   In future Exchange Act reports, please expand your discussion of regulation to specifically address the position limits related to your investment strategy (i.e., gold or oil, respectively) or advise.

4.   In future Exchange Act reports, please include a discussion on accountability levels, as applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

5.   In future Exchange Act reports, please expand your disclosure to discuss the impact of interest earned on uninvested cash on results, rates and trends, as applicable.

6.   To the extent such costs to rebalance your portfolio are material, please disclose such amounts in future Exchange Act reports.

Item 15. Exhibits, Financial Statement Schedules

Signatures

7.   In future Exchange Act reports, please include the signature of your principal accounting officer or controller. Please refer to General Instruction D of Form 10-K for guidance. Furthermore, please include all required signatures of your officers and directors in their capacities as officers and directors in future Exchange Act reports. Refer to the form requirements for further guidance.

<u>(a)(3) Exhibits</u>

<u>Exhibit 31.1 and 31.2</u>

8.   As you have included management's report on internal control as required, please amend your filing to include the portion of the introductory paragraph regarding responsibility for establishing and maintaining internal control over financial reporting as noted in the introduction to paragraph 4, as well as paragraph 4(b) for your certifications. Please also amend your Form 10-Qs for the periods ended March 31, 2013 and June 30, 2013 to correct such omissions and ensure such interim certifications are provided exactly as prescribed in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Adviser at 202.551.3391 or Tom Kluck, Legal Branch Chief at 202.551.3233 with any other questions.


Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief
